July 22, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	TrueBlue, Inc.
Form 10-K for Fiscal Year Ended December 25, 2009
Filed February 16, 2010
Form 10-Q for Fiscal Quarter Ended March 26, 2010
File No. 1-14543

Dear Mr. Spirgel:

This letter is in response to your comments communicated to us in a letter dated July 1, 2010. Your comments (in bold), along with our responses, are set forth below:

Form 10-K for Fiscal Year Ended December 25, 2009

Management’s Discussion and Analysis of Financial Condition and Result of Operations; page 19

1.	We note that you have closed numerous branches in each fiscal year and sold your business in the United Kingdom in 2008. Tell us how you determined that these operations were not required to be presented as discontinued under the guidance of FASB ASC 205-20-45

In response to the impacts of the economic recession on our business, the Company closed numerous branches in the US in 2008 and 2009 and in 2008 we sold our remaining business in the UK. The 2008 and 2009 branch closings in the US were not disproportionately concentrated in any particular geography or significant market.

The temporary staffing industry for blue collar workers is highly cyclical and quick to respond to economic downturns as well as upturns. The blue collar staffing industry is generally the first to experience a downturn and correspondingly an upturn. We discuss in Item 1. Business; page 4 of the Form 10-K for fiscal year ended December 25, 2009 that, with respect to the temporary staffing industry:

“Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our services. Conversely, during an economic downturn, businesses generally reduce their use of temporary staffing as they experience lower levels of demand from consumers.”

Branches represent the primary “point-of- sale” with our customers and as demand increases or decreases, branches are opened and closed to respond to customer demand.

ASC 205-20-45-1 states:

“The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3.”

In applying ASC 205-20-45-1, we made the determination that our branches are not components of the TrueBlue entity, as defined in ASC 360-10-20, and therefore would not be reported as discontinued operations when a branch is closed.

A component of an entity is defined in ASC 360-10-20 as follows:

“A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

As described in Note 1 to the consolidated financial statements, we operate our business through five brands or lines of business. Labor Ready, Spartan Staffing, CLP Resources, PlaneTechs, and Centerline all provide blue-collar staffing in the temporary staffing industry. Each brand is considered an operating segment and they are all aggregated into a single reporting segment in accordance with ASC-280-10-50-10. While some limited operating information is available at a branch and region level (i.e. revenue and direct costs), the cash flows of a branch and region cannot be clearly distinguished operationally or for financial reporting purposes from the rest of the cash flows of the Company. Our brands are the lowest level at which identifiable cash flows are largely independent of the cash flows from other groups of assets and liabilities. A complete discussion of our considerations in making this determination is included in our response to Comment No. 3 below, where we have detailed our considerations of the lowest level of distinguishable cash flows in applying ASC 360-10-35-23 for grouping long-lived assets for impairment considerations. As a result, we do not believe that our US branch closings in 2008 and 2009 constitute discontinued operations that would be required to be reported in accordance with ASC 205-20-45-1.

The Labor Ready brand operated branches in the UK prior to their closure and sale of the 29 remaining branches in 2008. Much like our branches in the US, the cash flows of each Labor Ready UK branch or group of branches, cannot be clearly distinguished operationally or for financial reporting purposes from the rest of the cash flows of the Company and does not meet the definition of a component of an entity.

In our response to Comment No. 3 below, we have detailed our considerations of the lowest level of distinguishable cash flows in applying ASC 360-10-35-23 for grouping long-lived assets for impairment considerations. We concluded that our brands are the lowest level at which identifiable cash flows are largely independent of the cash flows from other groups of assets and liabilities. That discussion applies to the UK branch operations as well. We also considered the materiality of our UK branch operations and concluded that the amounts were immaterial for separate reporting in accordance with ASC 205-20-45. For 2008, the UK branch operations represented 1.7% of company revenues and 0.4% of company total assets.

Note 1: Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 41

2.	Tell us how you applied the guidance in FASB ASC 605-45 in determining whether to present your revenue gross as a principal or net as an agent.

Based upon review of the key indicators detailed in ASC 605-45, “Revenue Recognition – Principal Agent Considerations,” we have determined that our circumstances are most consistent with the functions of a principal. As such, gross revenue reporting is the appropriate treatment.

Following are the key indicators for gross revenue reporting identified in ASC 605-45 that apply to us:

•

The entity is the primary obligor in the arrangement – we are the primary obligor in our transactions as we negotiate and enter into contracts with each of our customers and are responsible for the fulfillment of temporary services under the contract. If the needs of the customer are not met, then we are responsible for finding replacement workers. Many of our agreements contain satisfaction guarantee provisions where if a customer is dissatisfied with one of our workers in the first few hours of the engagement they may send them back to our office with no obligation to pay. However, we are still obligated to pay the worker for the time worked.

•	The entity has general inventory risk – as we are a service based business this indicator is not applicable.

•	The entity has latitude in establishing price – we have discretion in negotiating billing rates we charge customers and we bear all pricing and margin risk.

•

The entity changes the product or performs part of the service – one of the key service offerings that we perform for our customers is that we act in the capacity of employer to the temporary worker. For example, we are responsible for sourcing and screening temporary workers, establishing compensation with temporary workers, administering payroll and tax withholding, and assumption of workers compensation risk. Additionally, part of the service that we offer is the specialized knowledge in recruiting and screening workers and replacing them as needed if they are not meeting the requirements of the customer.

•	The entity has discretion in supplier selection – as noted above, we screen and select the temporary workers based on the needs of the customer.

•

The entity is involved in the determination of the product or service specifications – part of our service offering is to work with customers to define their needs and then match them with the right worker.

•	The entity has physical loss inventory risk – not applicable.

•

The entity has credit risk – we retain full credit risk on the amount billed to the customer. We are responsible for all billing and collection activities with customers. We pay temporary workers at regular intervals, often in advance of the customer billing and payment. There is no recourse against a temporary worker if a customer does not pay its bill. In that case, we are still responsible for paying the temporary worker for the hours worked.

We have also reviewed the indicators for net revenue reporting identified in ASC 605-45 and determined that none apply to us as follows:

•

The entity’s supplier is the primary obligor in the arrangement – as discussed previously, we have determined that we are the primary obligor in the relationship with the customer and bear the risk and rewards of the transaction.

•

The amount the entity earns is fixed – our pricing is unique in each transaction for the bill rates to the customers and the pay rates to the temporary workers. There is no fixed amount or percentage that the company receives per service hour. The company bears all pricing and margin risk.

•	The supplier has credit risk – temporary workers bear no credit risk; we pay them for the hours worked regardless of whether the customer pays us for the services received.

Upon considering the indicators as outlined in ASC 605-45 relative to our facts and circumstances, we have concluded that gross revenue reporting is the proper accounting treatment.

We will expand our discussion of revenue recognition in Note 1 of the Notes to the Consolidated Financial Statements in all future Form 10-K filings to explain our policy and determination in greater depth. Our revised disclosure is included below – new additions are underlined to show changes:

Note 1: Summary of Significant Accounting Policies

Revenue Recognition

Revenue from temporary staffing services is recognized at the time the service is provided and is net of adjustments related to customer credits. Revenue also includes cash dispensing machine fees, billable travel, and other reimbursable costs. Customer discounts or other incentives are recognized in the period the related revenue is earned.

We record revenue on a gross basis as a principal versus on a net basis as an agent in the consolidated statement of operations. We have determined that gross reporting as a principal is the appropriate treatment based upon the following key factors:

•	We maintain the direct contractual relationship with the customer.

•	We have discretion in selecting and assigning the temporary workers to particular jobs and establishing their billing rate.

•	We bear the risk and rewards of the transaction including credit risk if the customer fails to pay for services performed.

Note 8: Goodwill and Intangible Assets, page 46

3.	It appears that you have defined your asset groups to be the same as your reporting units, which are based on brands. Please tell us how you have concluded under FASB ASC 360-10-35-23 that each reporting unit is the asset group that is “the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.”

To explain our conclusion that our asset groups are based on brands, we believe it would be beneficial to provide a brief overview of our brand operating structure. The branch represents the point of delivery of the temporary services of our brands. Branch operations are then organized into regions, typically based on geography, under multi-unit management. The regions then report to brand leadership, each brand representing a reporting unit. We have concluded that our brands represent operating segments. Our operating segments are components of our company about which discreet financial information is available that is evaluated regularly by the chief operating decision maker. We aggregate our operating segments into one reportable segment as explained in our Form 10-K for the year ended December 25, 2009.

In determining the asset groupings under ASC 360-10-35-23 that represent the “lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities,” we began our analysis at the brand level. We then evaluated whether lower groupings within brands could be identified at the branch or regional level. In conducting our evaluation and making our determination, we considered the following factors:

•	The presence and extent of shared operating activities and associated costs.

•	The presence and extent of shared support activities and associated costs.

•	The extent to which the company manages its business at various levels.

•	The extent to which purchases are made by an individual location or on a combined basis.

•	The interdependence of assets and liabilities and the extent to which such assets and liabilities are expected or required to be operated or disposed of together.

Based upon the results of our evaluation of each of these factors, enumerated in more detail below, we have concluded that the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities is the brand level. Any attempt to define cash flows at a lower level (i.e. branch or region) would require significant estimates and allocations and would not present fairly the economic reality of the branch or region and would be substantially inaccurate.

We considered the following detailed facts and circumstances as it relates to each of the identified factors in conducting our evaluation.

The presence and extent of shared operating activities and associated costs – TrueBlue is a highly centralized organization. Though our branches represent the delivery point for our services, they are highly dependent on the corporate and/or brand headquarters for most operational aspects including, but not limited to:

•	Branch permanent staff recruiting and hiring.

•	Brand operating systems – each brand uses a unique point of sale system that is managed and supported by our corporate headquarters support center.

•

Branch manager and general sales training – we consider our centralized company management training and sales program critical to the success of our operations and require a standard approach across brands.

•	Standard operating procedures – our branches and regions do not operate autonomously. They act in concert and comply with common policies, procedures and programs.

•	Marketing and sales programs – large customer accounts are managed by national sales teams at the brand level. The branches or regions are largely delivery service points.

•	Incentive programs – we have developed a variety of incentive plans which are created, managed, and paid primarily from our corporate headquarters support center with some support at the brand level.

•

Worker safety programs – we have safety professionals which serve as a resource for a large number of branches. We also have a variety of safety incentive programs that are developed and managed by our corporate headquarters.

The presence and extent of shared support activities and associated costs – TrueBlue is highly centralized for all back office and shared support activities. Branch and regional operations are dependent on corporate headquarters for most administrative functions, including but not limited to:

•	Branch location and facilities management (leases, furniture and fixtures, real estate services).

•	Billing, credit and collections, and accounts receivable processing.

•	Banking, cash management, and funding of working capital requirements.

•	Workers compensation insurance program and claims management.

•	Permanent and temporary worker payroll, benefits, garnishments, taxes and associated reporting.

•	Legal services for employment law and all other legal matters.

•	Accounting, financial analysis and reporting.

•	Income and business tax compliance.

The extent to which the company manages its business at various levels – though our branches, and to a lesser extent the regional operations, represent the point of delivery of our services, they are highly dependent on brand leadership. The nature of our business is such that we experience high rates of turnover in our branch operations which are thinly staffed. Therefore, senior brand management plays a key role in maintaining consistency in operations and managing more complex activities across the brand as highlighted in the first factor above.

The extent to which purchases are made by an individual location or on a combined basis – for our operations, purchases represent “recruiting” temporary workers to send on assignment to customers. This is a tightly controlled activity under the direction of each brand’s central leadership with the following characteristics:

•	Each brand uses standard hiring and screening practices and allows little or no discretion within the branch or regional operations.

•	Pay rates are set in the brand point of sale operating system to comply with minimum wage and brand specific bill rate/pay rate requirements. Any exceptions must be approved by brand management.

•

Worker payment is controlled by our brand operating systems and all payroll tax, garnishment management and reporting, W-2 administration, and a variety of other payroll functions are performed primarily by our corporate headquarters support center with some support at the brand level.

The interdependence of assets and liabilities and the extent to which such assets and liabilities are expected or required to be operated or disposed of together – various assets and liabilities are highly interdependent and operate together to obtain economies of scale.

•

Workers compensation and health and welfare programs – safety and workers compensation represent a significant risk to the company. Our workers compensation reserve is our largest liability; conversely, restricted cash held by our insurance carriers as collateral is our most significant asset. Without a pooled workers compensation program, many of our branches would not be economically viable. Our actuarial determined workers compensation liability cannot be segregated by branch or region nor can the restricted cash provided to insurance carriers. Similarly, our employees participate in common health and welfare programs which cannot be segregated by branch.

•	Financing and funding for working capital requirements is provided by our corporate headquarters.

•

Branch operations are dependent on proprietary software systems that are managed primarily by our corporate headquarters support center. Branch or regional operations could not afford the investment in such systems nor would they be viable without them.

In future filings, we will define more clearly our determination and rationale of reporting units for impairment evaluation. Additional wording similar to the following will be included in our disclosure in Form 10-K for the fiscal year ending December 31, 2010:

Goodwill and other indefinite lived assets impairment testing is performed at a reporting unit level. We have determined that our reporting units are our brands. Our brands are Labor Ready, Spartan Staffing, CLP Resources, PlaneTechs and Centerline Drivers. The brand is the lowest level at which identifiable cash flows are sufficiently independent of the cash flows from other groups of assets and liabilities for purposes of impairment testing.

In connection with our response, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Derrek L. Gafford
Derrek L. Gafford
Chief Financial Officer

cc:	Steven C. Cooper, Chief Executive Officer
Norman H. Frey, Chief Accounting Officer